  Exhibit 99.1
CANAGOLD RESOURCES LTD. 810-625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.6685-9744	www.canagoldresources.com CCM: TSX CRCUF: OTCQB

Canagold Intersects 17.1 gpt Au Over 8.4 m in Hanging-Wall C10 Vein and 25.7 gpt Au Over 2.1 m in C West Main Vein at New Polaris, BC

Company to Host Webinar Today at 9:00 am PDT / 12:00 pm EDT
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Vancouver, Canada – September 22, 2021 – Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) announces high-grade gold assays for four more drill holes from the ongoing 24,000 meter (m), 47-hole drill program at its 100% owned New Polaris Gold project in northwestern British Columbia, located 100 kilometers (km) south of Atlin and 60 km northeast of Juneau, Alaska.

The focus of the drill program is infill and step-out drilling in the C West Main (“CWM”) vein system which hosts a major part of the gold resources at New Polaris. The intercepts reported below include results for two holes that also intercepted significant mineralization in a parallel vein (“C10”) located in the hanging-wall of the CWM vein.

Highlights:

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Hole 21-1890E1 intersected 17.1 gpt Au over 8.4 m from 343.0 m in the C10 Vein and 8.58 gpt Au over 2.1 m from 442.5 m in the CWM Vein
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Hole 21-1890E2 intersected 7.25 gpt Au over 4.3 m from 368.0 m in the C10 Vein and 25.7 gpt Au over 2.1 m from 481.7 m in the CWM Vein
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Hole 21-1859E1 intersected 4.84 gpt Au over 2.2 m from 393.3 m in the CWM Vein
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Hole 21-1800E1 intersected 8.60 gpt Au over 2.5 m from 534.6 m in the CWM Vein

Scott Eldridge, CEO and Director, said, “Intercepting high-grade gold over robust widths in the C10 vein parallel to the CWM vein was an unexpected bonus. The C10 vein has returned high-grade gold results in the past, but we have not previously estimated any resources for it. With these new drill results and further drilling, there is an opportunity for the C10 vein to add additional resources at New Polaris.

“Additionally, we continue to intercept high-grade gold results in every infill drill hole intersecting the CWM vein. These drill results fall within the PEA mine plan and increase the density of drilling in the deposit so that we can upgrade inferred resources to indicated resources. We anticipate further assays from both the C10 and W West veins in the coming weeks.”

The Company will host a webinar today at 9:00 am PDT / 12:00 pm EDT where management will be available to answer questions following the presentation. Online registration and participation details may be found at the following link:

https://us02web.zoom.us/webinar/register/WN_VuzUgp0RQkuquTYTFaI6hQ

The infill drill holes continue to intercept good gold grades over mineable widths throughout the CWM vein system and they support the current resource at depth as predicted by the geological model. An additional vein, the C10 vein, has been intersected in the CWM hanging-wall about 90 to 100 meters above the CWM vein and has returned high grade gold over mineable widths in two of the holes (21-1890E1 and 21-1890E2) of the infill program so far (Cross Section). Three holes from previous drill campaigns by Canagold had also intersected this zone of mineralization:

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13.7 gpt Au over 3.8 m from 318.6 m in hole P95C42
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15.1 gpt Au over 2.5 m from 354.5 m in hole P95C43
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14.9 gpt Au over 1.6 m from 297.5 m in hole 06-1859E2

These previous drill intercepts were never incorporated into the geological model. More holes of the infill drill program are expected to intercept this parallel vein and an updated geological model incorporating all of these intercepts will be made at the end of the drill program.

Out of the planned 47-hole, 24,000 m program, 26 holes have now been completed, of which assay results have been received for 12 holes. All the samples collected from the mineralized zone in these holes have been submitted to the ALS Geochemistry lab in Whitehorse, YT for gold analysis. Detailed information for the two drill holes and the sample assay results and mineralized intercepts are provided in Table 1 and Table 2 below. The collar locations of the four holes in relation to other drill holes of the infill program are shown on the Drill Hole Location Map and the mineralized intercepts relative to previous drilling on the Long Section. Additional drill results are anticipated approximately every two weeks or so.

Infill Holes to Upgrade Inferred Resources to Indicated Resources

The program is designed primarily to in-fill drill the Inferred Resources of the CWM vein system within the currently defined resources in the PEA*. The infill drill holes range in depth from 300 to 650 m and are designed to provide greater density of drill intercepts (20 – 25 m spacing) in areas of Inferred Resources between 150 and 600 m below surface. The improved drill density will be used to upgrade parts of the Inferred Resources to Indicated Resources for inclusion in a future feasibility study.

*The New Polaris resource is contained within a preliminary economic assessment (“PEA”) report which was prepared by Moose Mountain Technical Services in the format prescribed by NI43-101 Standards of Disclosure for Mineral Projects, and filed on Sedar April 18, 2019.

Exploration Holes to Test Down Plunge Potential and Expand Mineralized Zone

Two deeper exploration holes of approximately 1,000 m in length are being drilled to test between 200 to 250 m down plunge of the modeled extent to the gold mineralization. These will be the deepest holes drilled on the project to date and the results will serve to guide the design of future drill programs. Typically, mesothermal gold systems continue to depths far exceeding the current 600 m depth of the New Polaris Resources. Similar high grade mesothermal gold mineralization at Red Lake, Ontario for example has been mined to depths of more than 2,200 m.

New Polaris Overview

Canagold’s flagship asset is the 100% owned New Polaris Gold Mine project located in northwestern British Columbia about 100 kilometers south of Atlin, BC and 60 kilometers northeast of Juneau, Alaska. The property consists of 61 contiguous Crown-granted mineral claims and one modified grid claim covering 850 hectares. New Polaris lies within the Taku River Tlingit First Nations traditional territory. Canagold is committed to providing employment and business opportunities that help support the local economies in the vicinity of its exploration projects.

The New Polaris gold deposit is an early Tertiary, mesothermal gold-bearing vein system occupying shear zones cross-cutting late Paleozoic andesitic volcanic rocks. It was mined by underground methods from 1938 to 1942, and again from 1946 to early 1951, producing approximately 245,000 oz gold from 740,000 tonnes of ore at an average grade of 10.3 gpt gold. Three main veins (“AB, C and Y”) were mined to a maximum depth of 150 m and have been traced by drilling for up to 1,000 m along strike and up to 800 m down dip, still open for expansion. The gold occurs dominantly in finely disseminated arsenopyrite within quartz-carbonate stock-work veins and altered wall-rocks. Individual mineralized zones extend up to 250 meters in length and 14 meters in width. Average widths more commonly range from 2 to 5 meters.

Qualified Person

Garry Biles, P.Eng, President & COO for Canagold Resources Ltd, is the Qualified Person who reviewed and approved the contents of this news release.

Drill Core Sampling and Quality Assurance – Quality Control Program

Drill core is geologically logged to identify the gold mineralized zones that are allocated unique sample number tickets and marked for cutting using a purpose-built diamond blade rock saw. Half core samples are collected in labelled bags and the other half remains in the original core box stored on site. Quality control (QC) samples including certified reference material standards, blanks and duplicates are inserted into the sample sequence at intervals of one in ten on a rotating basis to monitor laboratory performance and provide quality assurance (QA) of the assay results. Several sample bags are transported together in rice bags with unique numbered security tags attached and labelled with Company and lab contact information to ensure sample security and chain of custody during shipment to the lab.

The samples are submitted to the ALS Geochemistry lab in Whitehorse, YT for preparation and assaying. The entire sample is crushed to 70% passing -2 millimeters and a 250 gram aliquot is split and pulverized to 85% passing -75 microns. Analysis for gold is by 30 gram fire assay and gravimetric finish. A suite of 30 other elements including arsenic, antimony, sulfur and iron are analyzed by aqua-regia digestion Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES). ALS Canada Ltd. is accredited by the Standards Council of Canada and is an ISO/IEC 9001:2015 and 17025:2017 certified analytical laboratory in North America.

"Scott Eldridge”
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Scott Eldridge, Chief Executive Officer

CANAGOLD RESOURCES LTD.

About Canagold - Canagold Resources Ltd. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America. Canagold shares trade on the TSX: CCM and the OTCQB: CRCUF.

For More Information - Please contact: Knox Henderson, VP Corporate Development

Toll Free: 1-877-684-9700 Tel: (604) 604-416-0337 Cell: (604) 551-2360

Email: knox@canagoldresources.com Website: www.canagoldresources.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canagold, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Table 1: Drill Hole Collar Information

Hole ID	Mine East	Mine North	Elevation	Dip	Azimuth	Final Depth
21-1800E1	1802.0m	518.5m	19.4m	-74°	346°	560m
21-1859E1	1859.9m	637.7m	19.6m	-72°	355°	425m
21-1890E1	1882.3m	590.3m	19.7m	-69°	348°	491m
21-1890E2	1881.4m	585.2m	19.7m	-78°	350°	500m

Table 2: Drill Core Sample Results Details

Hole ID	From (m)	To (m)	Length (m) [True Width]	Au (gpt)
21-1800E1	534.6	535.6	1.0	8.07
21-1800E1	535.6	537.1	1.5	8.97
21-1800E1	534.6	537.1	2.5 [2.0]	8.60
21-1859E1	393.3	393.7	0.4	18.1
21-1859E1	393.7	394.7	1.0	0.025
21-1859E1	394.7	395.5	0.8	4.21
21-1859E1	393.3	395.5	2.2 [1.7]	4.84
21-1890E1	343.0	344.0	1.0	13.3
21-1890E1	344.0	345.0	1.0	26.4
21-1890E1	345.0	345.8	0.8	6.60
21-1890E1	345.8	347.0	1.2	15.0
21-1890E1	347.0	348.0	1.0	23.9
21-1890E1	348.0	349.2	1.2	30.4
21-1890E1	349.2	350.3	1.1	13.1
21-1890E1	350.3	351.4	1.1	6.06
21-1890E1	343.0	351.4	8.4 [6.8]	17.1
21-1890E1	442.5	443.5	1	9.77
21-1890E1	443.5	444.6	1.1	7.50
21-1890E1	442.5	444.6	2.1 [1.7]	8.58
21-1890E2	368.0	368.8	0.8	7.18
21-1890E2	368.8	370.5	1.7	0.025
21-1890E2	370.5	371.3	0.8	12.9
21-1890E2	371.3	372.3	1.0	15.4
21-1890E2	368.0	372.3	4.3 [3.4]	7.25
21-1890E2	481.7	483.0	1.3	30.5
21-1890E2	483.0	483.8	0.8	18.0
21-1890E2	481.7	483.8	2.1 [1.7]	25.7

Composites were calculated from length weighted Au sample interval results. Grade capping and cut-off have not been applied.